March 23, 2007

John Reynolds, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Vantage Energy Services, Inc.
  File No. 333-138565

Dear Mr. Reynolds:

        This letter is written in response to the letter received from the Securities and Exchange Commission (the "Commission") on March 15, 2007 (the "Staff Letter") with respect to the registration statement on Form S-1 (the "Registration Statement") filed by Vantage Energy Services, Inc. ("Vantage" or the "Company"). We are filing electronically Amendment No. 2 to the Registration Statement ("Amendment No. 2"), originally filed on November 9, 2006 and amended on February 8, 2007, which reflects responses to the Staff Letter.

        The following are responses to the Commission's comments which are furnished as supplemental information and not as part of Amendment No. 2. We are providing to you under separate cover three copies of Amendment No. 2, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from Amendment No. 1 filed on February 8, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Prospectus Summary, page 1

  1.
  We note your response to comment four of our letter dated December 21, 2006 and the additional disclosure on page three that there have been "no communications or discussions." Please revise to clarify if the noted revision applies to periods prior to your incorporation and formation.

In response to the Commission's comment, we have revised the first full paragraph on page 3 to clarify that from the period prior to our formation through the date of this prospectus, there have been no communications or discussions between any of our officers and directors and any of their potential contacts or relationships regarding a potential business combination.

  2.
  We note your response to comment six of our letter dated December 21, 2006. It is still not clear how opportunities for consolidation would favor you. Since you currently have no business, an acquisition by you would not appear to be considered a consolidation. Please revise to clarify. Also, in the appropriate Section, please revise to disclose the basis for your belief that there is in fact growth and consolidation in the sector.

In response to the Commission's comment, we have revised the fourth full paragraph on page 2 to remove the references to consolidation and also to disclose the basis for our belief that there is growth in the global energy sector.

  3.
  We note your response to prior comment seven and the revised disclosure on page two stating that the officers and directors were "involved in" the acquisition of approximately 30 oilfield service companies. Please expand on this disclosure in the back of the document by listing the significant transactions by size and describing the role played by each individual, including the extent to which each individual was solely or primarily responsible for identifying the oilfield service company, conducting due diligence, negotiating the terms of the transaction, or consummating the transaction.

In response to the Commission's comment, we have added the last full paragraph on page 97 under the section entitled "Management."

  4.
  We note your response to comment eight of our letter dated December 21, 2006 and the additional disclosure on page four that you would "seek stockholder approval of such financing" "if required by law or by regulation of the American Stock Exchange." Please revise to explain how you could proceed with a business combination and not seek approval of additional financing if such financing is a condition of a combination.

In response to the Commission's comment, we have revised the paragraph on the top of page 4 to explain how we could proceed with a business combination and not seek approval of additional financing if such financing is a condition of a combination.

  5.
  We note the disclosure on page eight that the founder securities could become freely tradable "if an exemption from registration is then available." It is not clear how there could be an exemption from registration since the investment decision for all of the officers' and directors' securities were made pursuant to a private placement while still a shell company. Please advise.

In response to the Commission's comment, we have revised the disclosure in the top paragraph on page 8, in the first risk factor starting on page 45, and in the second paragraph on page 113 to eliminate the words "or if an exemption from registration is then available."

  6.
  We note the disclosure on pages seven and eight that the founder securities are identical to the public securities. Please revise to clarify if that means the private placement warrants are also not exercisable unless there is an effective registration statement covering the exercise of the public warrants.

In response to the Commission's comment, we have added disclosure in the top paragraph of page 8, in the first full risk factor starting on page 45, and also in the second full paragraph on page 113 to clarify that the founder warrants are exercisable in the absence of an effective registration statement covering the exercise of the public warrants.

  7.
  We note your response to prior comment 13. Please provide an analysis of the particular controlling laws and/or regulations regarding the determination of whether broker-non votes should be counted as votes against a merger proposal, and whether or not a merger vote under state law would require a majority of votes cast or an absolute majority of shares outstanding.

In response to the Commission's comment, please be advised that if a stockholder holds his shares in "street name," his bank or broker cannot vote his shares with respect to a merger proposal without specific instructions from the stockholder. If a stockholder does not provide instructions with his proxy, his bank or his broker may deliver a proxy card expressly indicating that it is NOT voting his shares; this indication that a bank or broker is not voting a stockholder's shares is referred to as a "broker non-vote." Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will not count for purposes of determining the number of votes cast at the stockholder meeting. A broker can vote a stockholder's shares only if the stockholder provides instructions on how to vote.

Although Section 251(c) of the General Corporation Law of the State of Delaware requires the approval of the affirmative vote of holders of at least a majority of the outstanding shares of common stock for a merger, since the Company would be the acquiror in any business combination it undertakes, stockholder approval for any business combination would likely not be needed pursuant to this section. However, the Company's amended and restated certificate of incorporation provides that if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination, then the business combination is approved.

On page 11 under the section entitled "The Offering—Stockholders must approve business combination" and on page 80 under the section entitled "Effecting a Business Combination—

Opportunity for stockholder approval of business combination", it is disclosed that the Company will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination. Founding stockholders have agreed to vote their shares in accordance with the majority of the shares of common stock voted by the public stockholders.

  8.
  We note your response to prior comments 18 and 20, and the statement that the company, pursuant to Section 281 (b) of the GCL, may be required to "make such provision to pay claims and obligations which are likely to arise or become known to the Company within 10 years from the date the Company's existence terminate[s]." You also indicate in the last paragraph on page 16 that, in connection with a liquidation pursuant to Section 278 of the GCL, for three years or more after your existence ceases you may be required to prosecute and defend suites, settle and close your business and discharge your liabilities. Please revise the description of anticipated obligations and capital expenditures on pages 9 and 14 and where appropriate to take into account potential claims and obligations for which you may have to maintain funds during and after dissolution. If your planned use of trust and non-trust funds assumes that you will not be required to maintain funds under either Section 281(b), 278 or any other section of the GCL, please revise to so state.

In response to the Commission's comment, we have revised the disclosure under the section "Dissolution and Liquidation if no Business Combination" on pages 15 and under the section "Amended and Restated Certificate of Incorporation" on page 17.

Risk Factors, page 23

  9.
  We note your response to comment 24 of our letter dated December 21, 2006 and the additional disclosure in risk factor two that you "believe" that any amendment would be to extend the time frame to consummate a business combination. If true, please clarify that since you only believe an amendment would be to extend time, an amendment could be for any modification of the terms you already have in place. Such additional disclosure, if warranted, should be included in an additional risk factor separate from risk factor two.

In response to the Commission's comment, we have revised the disclosure in risk factor two on page 23 regarding amendments to our amended and restated certificate of incorporation and have also added additional disclosure as a new risk factor on page 24.

  10.
  We note your response to prior comment 39, Please revise to quantify the post-offering value based on the proposed offering price. It appears that the value is quantifiable with qualifications such as differences from the actual offering price or changes in the securities' market value in the future.

In response to the Commission's comment, we have revised the disclosure in the last risk factor on page 47.

Summary Financial Data, page 21

  11.
  We note your responses to prior comments 22 and 23 of our letter dated December 21, 2006. Based on your disclosure on page F-3, we note that there are 53.75 million authorized and unissued shares. There appear to be outstanding commitments to issue shares of common stock which exceed this amount, as 60 million shares are being registered in the proposed offering, and there are commitments to issue an additional 3.75 million shares relating to the private placement. Accordingly. it would appear that the warrants and UPO (as well as the founder warrants), would be required to be classified as liabilities in accordance with paragraph 19 of EITF 00-19. Please revise your disclosures throughout the registration statement accordingly, or tell us why you believe that no revisions are required.

In response to the Commission's comment, we believe no revisions are necessary since throughout the Registration Statement reference is made to the fact that our amended and restated certificate of incorporation authorizes the issuance of up to 80,000,000 shares of common stock. However, the Form of Amended and Restated Certificate of Incorporation that was filed as Exhibit 3.2 to the Form S-1 filed on November 9, 2006 states the authorized common stock as 60,000,000 shares. This authorized amount has been increased from 60,000,000 to 80,000,000 in order to accommodate the increased size of the offering and consistent disclosure has been made throughout the Registration Statement reflecting the current authorized number. The revised amended and restated certificate of incorporation will be filed prior to effectiveness and cannot be filed earlier since it contains a blank termination date which will only become known upon effectiveness.

  12.
  As previously requested, please add disclosure in the document (both in MD&A and the financial statements) describing your proposed accounting treatment for both the warrants and the UPO upon issuance. If true, state that there are no circumstances under which net cash settlement of the warrants will be required, and that the warrants may expire unexercised and unredeemed. Provide similar disclosures with respect to the UPO.

In response to the Commission's comment, we have added the last paragraph under the MD&A section on page 68.

Use of Proceeds, page 58

  13.
  We note your response to comment 41 of our letter dated December 21, 2006.The comment was not aimed at loans used as consideration to effect a business combination. The comment was actually aimed at loans used to fund your expenses. As such, we reissue comment 41.

In response to the Commission's comment, the sixth paragraph under the section entitled "Use of Proceeds" on page 61 has been revised.

Dilution, page 62

  14.
  We note your response to prior comment 43. Please note that the increase attributable to new investors should equal the difference between the net tangible book value before and after the proposed offering, rather than the difference between the offering price and the net tangible book value before the proposed offering. Refer to Item 506 of Regulation S-K and revise your disclosure accordingly.

In response to the Commission's comment, the dilution table on page 63 has been revised to accurately reflect the value of the increase attributable to new investors.

Capitalization, page 64

  15.
  We note your response to prior comment 44. Please tell us why the value of the common stock subject to redemption is shown in brackets. We also note that several line items in the "as adjusted" column of your capitalization table are blank. Please revise your disclosure as appropriate.

In response to the Commission's comment, the capitalization table on page 65 has been revised and completed.

Management's Discussion and Analysis, page 65

  16.
  We note your response to prior comment 45 and Exhibit A to your response letter. We note that the majority of the identified companies have market capitalizations over $1 billion. Please tell us why you believe that companies with market capitalizations ranging from $1 billion to $429 billion would be considered comparable. We note that your proposed offering implies a market capitalization of approximately $250 million. Refer to paragraphs A22 and A32 of FAS 123(R), and revise the selected companies and your disclosure accordingly. Also, please revise the footnotes to the financial statements to include disclosures regarding the valuation of the UPO.

In response to the Commission's comment, the we have recalculated the valuation of the UPO and modified the disclosure throughout the prospectus and also in Note 7 to the financials. Attached hereto as Exhibit A is a revised list of comparables.

  17.
  We note that the volatility assumption for the comparable companies appears to have been calculated based on a 260-day period. Please revise to calculate the volatility for each company using a period equal to the expected term of the UPO.

In response to the Commission's comment, the we have recalculated the valuation of the UPO using a 1,000 day volatility and modified the disclosure throughout the prospectus to reflect the new valuation.

Proposed Business, page 68

  18.
  We reissue prior comment 46 in part. Please revise to identify the entities to which your officers and directors owe a fiduciary duty or otherwise are or will be obligated to present business opportunities. Your revised disclosure should clarify how conflicts of interest that may arise due to such duties and obligations will be resolved. If you have established no procedures to resolve such conflicts of interest, revise to so state and include appropriate disclosure in the second risk factor on page 37.

In response to the Commission's comment, we have revised the disclosure under the section "Conflicts of Interest" on page 102 and in the last risk factor on page 37.

  19.
  In this regard, we note the revised disclosure to the second risk factor on page 37. Please revise to clarify the phrase "subject to any pre-existing fiduciary duty he or she has." Currently this qualification to the statement regarding presentation of opportunities renders the broader statement meaningless.

In response to the Commission's comment, we have revised the disclosure in the last paragraph on page 102 under the section "Conflicts of Interest" and in the last risk factor on page 37 to remove this qualification.

  20.
  We note the statement that your officers and directors have agreed to give Vantage priority regarding any business opportunities. You also state, however, that no criteria have been established by which contacts or discussions regarding business combinations will be evaluated. It is unclear how Vantage receives priority regarding business opportunities if there are no criteria for evaluating officers' and directors' obligations regarding contacts or discussions of business opportunities. Please revise to clarify the apparent inconsistency. Your revised disclosure should address any arrangements, understandings or agreements regarding the priorities and preferences assigned to Vantage as compared to the personal investments of officers and directors.

In response to the Commission's comment, we have revised the disclosure in the fourth full paragraph on page 102 under the section "Conflicts of Interest."

  21.
  We note your response to comment 47 of our letter dated December 21, 2006 and the statement that your officers and directors have not identified investment and business opportunities that may be appropriate for presentation to you. You also state, however, in response to prior comment 46 that Mr. Estrada is currently involved in efforts to acquire from Pride International, Inc. its Latin America land and services division. Please revise to include your response to prior comment 47 in the prospectus and explain how Mr. Estrada's current acquisition, and any similar transactions or contemplated transactions, does not constitute an appropriate business opportunity for presentation to you.

In response to the Commission's comment, we have revised the disclosure under the section "Conflicts of Interest" by adding the first full paragraph on page 103.

  22.
  We note your response to comment 49 of our letter dated December 21, 2006.Your revised disclosure continues to state your beliefs concerning the subsectors. As you are a shell company that has not conducted any activities, please revise to discuss the basis for management's beliefs that the "subsectors offer significant organic growth and/or consolidation opportunities" and that they "possess significant growth potential or consolidation opportunities to expand profitability and cash flow."

In response to the Commission's comment, we have revised the disclosure under the section "Proposed Business—Introduction" on page 69 by eliminating references to our beliefs regarding sub-sectors.

  23.
  We note your response to prior comment 55 and the revised discussion of officers' and directors' experience valuing acquisitions on page 77. As you are a shell company and management's experience identifying, negotiating conducting due diligence for and consummating acquisitions is central to your current business, please revise the beginning of the business section on page 69, "Management and Board Expertise," or where appropriate, to discuss officers' and directors' experience identifying, negotiating, conducting due diligence for and consummating acquisitions. We note that disclosure of experience conducting due diligence and the other necessary responsibilities of your officers and directors, in addition to experience valuing acquisition targets, appears significant to an investment decision.

In response to the Commission's comment, we have added the second paragraph under the section entitled "Management and Board Expertise" on pages 70-71.

  24.
  We note the additional disclosure on page 77 in response to comment 57 of our letter dated December 21, 2006. You first disclose that the "satisfaction of the 80% threshold is determined by calculating the fair market value of what our stockholders receive following the consummation of the business combination." You later disclose that the "fair market value of such assets or stock could be based on the fair market value of the entire target business, notwithstanding whether less than 100% of its assets or stock is acquired." The two noted statements appear inconsistent. It is not clear how the value of what your stockholders receive could include 100% of a target business even if you acquire less than 100%. Please revise to reconcile.

In response to the Commission's comment, we have revised the disclosure in the first paragraph on page 79 under the section "Proposed Business—Fair market value of target acquisition" by eliminating the sentence "The fair market value of such assets or stock could be based on the fair market value of the entire target business, notwithstanding whether less than 100% of its assets or stock is acquired."

  25.
  In connection with the preceding comment, please revise to clarify the meaning of the phrase "what our stockholders receive following the consummation of the business combination." (Emphasis added.) Clarify if that means you will determine the value and fairness of the business combination by including the proceeds held in the trust account.

In response to the Commission's comment, we have revised the disclosure in the first paragraph on page 79 under the section "Proposed Business—fair market value of target acquisition" by revising the second to last sentence of that section to read "Satisfaction of the 80% threshold is determined by calculating the fair market value of what our stockholders receive in the business combination and comparing it to 80% of the net assets held in trust."

  26.
  Based on the last sentence on page 77, it appears you could acquire any percentage of a target company and base the valuation of the acquisition on 100% of the target company. If true, this would be a risk that should be highlighted up front in the risk factors as well as in the summary and should be conveyed in simple, straight-forward language.

In response to the Commission's comment, we have revised the disclosure in the first paragraph on page 79 under the section "Proposed Business—fair market value of target acquisition" by eliminating the sentence "The fair market value of such assets or stock could be based on the fair market value of the entire target business, notwithstanding whether less than 100% of its assets or stock is acquired."

  27.
  Please revise the discussion under the subheading conversion rights to discuss the procedures related to the tendering of shares, if applicable, when a shareholder elects to vote against the business combination and convert his/her shares.

In response to the Commission's comment, we have revised the disclosure in the last full paragraph on page 81 under the section "Proposed Business—Conversion Rights."

  28.
  We note your response to comment 58 of our letter dated December 21, 2006. Since you have not entered into any waiver agreements, identified any service providers, or engaged in any steps toward locating a target, it is not clear how you could disclose the likelihood that the officers may have to indemnify is minimal. Also, it appears you are not able to guarantee that such waivers would be sufficient to shield the trust proceeds. As such, we reissue the comment.

In response to the Commission's comments, we have revised the disclosure in the first sentence of the last paragraph on page 85 to read as follows "We will seek to reduce the possibility that our executive officers and directors will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account."

  29.
  We note your response to comment 59 of our letter dated December 21, 2006.We also note that, in Rule 419 offering, not only are the proceeds held in trust, but the shares sold in the offering are not distributed to shareholders. As such, shareholders are not in possession of the shares at the time the company would have to dissolve and liquidate. Please revise accordingly or explain how the noted difference does not affect the liquidation and dissolution of the two types of blank check companies.

In response to the Commission's comment, please be advised that the fact that stockholders in a 419 offering are not in possession of the shares at the time the company would have to dissolve and liquidate does not affect the liquidation and dissolution of the company.

In a 419 offering, if a company ultimately concludes that it will be unable to negotiate a suitable business combination, comply with Rule 419 and close the proposed transactions within 18 months from the date of the prospectus, it will distribute any remaining assets to its stockholders and dissolve. Likewise in our offering, a dissolved corporation will make payments and distribute remaining assets to stockholders. In neither a 419 offering nor in our offering does a stockholder need to tender or otherwise effect any exchange of shares. Therefore, possession of shares at the time the company would have to dissolve and liquidate dos not affect the liquidation and dissolution of the company.

Management, page 93

  30.
  We note your response to comment 60 of our letter dated December 21, 2006. Please balance this disclosure with other factors, such as contributions by other management, acquisitions, general industry growth, etc., that may have contributed to the annual revenue growth.

In response to the Commission's comments, we have revised the disclosure in the seventh sentence of the biography for Mr. DeClaire on page 95 to read as follows "During Mr. DeClaire's tenure at Skillmaster, the company's annual revenue grew from $5 million to over $120 million."

  31.
  In addition, it would appear that the disclosure concerning growth of companies management has been associated with is only relevant if the specific individuals remain with the company after Vantage consummates a business transaction. Please revise to clarify.

In response to the Commission's comment, we have revised the eighth sentence of Mr. DeClaire's biography on page 95 to read as follows "It is anticipated that Mr. DeClaire's experience will be valuable in operating and growing Vantage, provided Mr. DeClaire remains as one of our officers and directors following any business combination."

Please be advised that the proxy statement to be prepared in connection with any business combination would necessarily involve disclosure of the risks associated with an officer's or director's departure upon consummation of a business a combination. Moreover, any agreements, employment or otherwise, for the retention of officers and/or directors following a business combination would necessarily be disclosed in such proxy statement. For purposes of this offering, since are not aware of any plans for departure of any of our officers or directors prior to or following the consummation of a business combination, disclosure concerning growth of companies management has been associated with is relevant to this prospectus. To balance the risk that an officer or director will depart, we have already included a risk factor entitled "Our current officers and directors may resign upon consummation of a business combination."

Principal Stockholders, page 101

  32.
  We note your response to comment 63 of our letter dated December 21, 2006. Please revise to clarify what securities are required to be registered prior to transfer.

In response to the Commissioner's comment, we have added as the penultimate sentence of the first full paragraph beginning on page 107 the following: "Our founder securities will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus."

SEC Position of Rule 144 Sales, page 112

  33.
  We reissue prior comment 65. Please identify and quantify the relevant securities under the caption "SEC position on Rule 144 Sales."

In response to the Commission's comment, the second paragraph on page 115 under the section entitled "SEC position on Rule 144 Sales" has been added to identify and quantify the subject securities. Please be advised that this disclosure was inadvertently added as the penultimate sentence in the section "Rule 144" on page 115 in response to previous comment 65. We apologize for this error.

Underwriting, page 120

  34.
  We note your response to prior comment 66 and the undertakings pursuant to Item 512 of Regulation S-K, which are required pursuant to Rule 415 of Regulation C. With respect to the continuous nature of the offering, please advise us of the timing of any anticipated updates to the registration statement.

In response to the Commission's comment, a new fourth paragraph on page 123 under the heading entitled "Underwriting" has been added.

Financial Statement, page F-1

Statement of Cash Flows, page F-6

  35.
  Please tell US why you believe that the change in deferred costs is appropriately classified as a component of net cash used in operating activities. If such amounts relate to the proposed offering. it would appear that these payments should be classified as a component of financing activities. Also, please tell us why you believe it is appropriate to classify such amounts as a current asset in the balance sheet. Revise your disclosures as appropriate.

In response to the Commission's comment, the Company's Statement of Cash Flows on page F-6 has been revised.

If you have any questions or concerns, please contact me via telephone at (713) 839-8856 or via facsimile at (713) 781-9655 or contact either Stuart Neuhauser or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ PAUL A. BRAGG Paul A. Bragg Chief Executive Officer
cc:	Douglas S. Ellenoff, Esq. Charles H. Protell Stuart Neuhauser, Esq. Gregg A. Noel, Esq. Thomas J. Ivey, Esq. Chris Celano, Esq. So-Yon Ahn, Esq. Mark Anderson

Exhibit A

Vantage volatility comparables ($ in millions)	As of 3/16/2007
	Company Name	Market Cap	1,000-Day Volatility
		($ in mm)
Service:
	Trico Marine Services Inc.	$533.4	40.4%
	Natco Group Inc.	525.6	41.1%
	Superior Well Services Inc.	517.8	54.0%
	Scorpion Offshore Ltd.	509.8	42.2%
	Aker Drilling ASA	453.3	42.0%
	Horizon Offshore Inc.	434.4	121.3%
	PHI Inc.	399.5	44.4%
	Bronco Drilling Co. Inc.	391.6	48.7%
	McMoRan Exploration Co.	380.6	44.0%
	Dawson Geophysical Co.	352.8	52.3%
	Union Drilling Inc.	278.4	47.1%
E&P:
	Brigham Exploration Co.	249.0	44.6%
	Average	$418.8	51.8%
	Median	417.0	44.5%

Note: For Trico Marine, volatility is based on 500 days, as the company began trading in March 2005.

  For Superior Well Services, volatility is based on 400 days, as the company began trading in July 2005.

  For Scorpion Offshore, volatility is based on 380 days, as the company began trading in September 2005.

  For Aker Drilling ASA, volatility is based on 350 days, as the company began trading in October 2005.

  For Bronco Drilling, volatility is based on 390 days, as the company began trading in August 2005.

  For Union Drilling, volatility is based on 320 days, as the company began trading in November 2005.

Source: FactSet.